January 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Attention:	Caleb French Amanda Ravitz, Assistant Director, Office of Electronics and Machinery

Re:	Lam Research Corporation Registration Statement on Form S-4 File No. 333-208356

Acceleration Request

	Requested Date:	January 13, 2016
	Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Lam Research Corporation (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-4 (File No. 333-208356) (as then amended, the “Registration Statement”) be accelerated to 4:00 PM, Eastern Time, on Wednesday, January 13, 2016 or as soon as practicable thereafter. The Company hereby authorizes Daniel R. Mitz or David B. Sikes, attorneys with the Company’s legal counsel, Jones Day, to orally modify or withdraw this request for acceleration.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

United States Securities and Exchange Commission

January 12, 2016

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel by calling Mr. Sikes at 650.687.4192, or in his absence, Mr. Mitz at 650.739.3918. Thank you for your attention to this matter.

Very truly yours, Lam Research Corporation

/s/ Sarah A. O’Dowd
By:	Sarah A. O’Dowd
Title:	Senior Vice President, Chief Legal Officer and Secretary

cc:	Martin B. Anstice, President and Chief Executive Officer, Lam Research Corporation
Daniel R. Mitz, Jones Day